SAMSUNG ELECTRONICS

06012670

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

April 14, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED APR 17 2006 PROCESSING SECTION 185

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Earnings Release 1Q 2006) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

4/19

Earnings Release 1Q 2006

Samsung Electronics

April 2006

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

Auditing for the 1Q 2006 financial results has not been finalized. Figures in this earnings release are subject to change during the independent auditing process.

Sales and Profits

(Units : Trillion, KRW)

	1Q '06	Q-on-Q	4Q '05	1Q '05	Y-on-Y
Sales	**13.96**	*-10%*	**15.52**	**13.81**	*1%*
Gross Profit	**3.78**	*-23%*	**4.91**	**4.14**	*-9%*
(Margin)	*(27%)*		*(32%)*	*(30%)*	
SG&A	2.17	*-22%*	2.77	1.99	*9%*
Operating Profit	**1.61**	*-24%*	**2.14**	**2.15**	*-25%*
(Margin)	*(12%)*		*(14%)*	*(16%)*	
Non-operating Income	0.61		0.76	-0.19	
Equity Income from Samsung Card	0.04		0.03	-0.70	
Income tax	0.34	*2%*	0.33	0.46	*-26%*
Net Profit	**1.88**	*-27%*	**2.56**	**1.50**	*26%*
(Margin)	*(14%)*		*(17%)*	*(11%)*	

Sales


20
15
10
5
Domestic
18%
17%
18%
Export
82%
83%
82%
1Q '06
4Q '05
1Q '05

Profits


4
3
2
1
1.61
1.88
2.14
2.56
2.15
1.50
1Q '06
4Q '05
1Q '05
Operating Profit
Net Profit

Divisional Performance - Sales

1Q'06


5%
11%
31%
33%

4Q '05


5%
10%
33%
32%
Semiconductor
LCD
Telecom
Digital Media
Appliances
Others

(Units : Trillion, KRW)

	1Q '06	Q-on-Q	4Q '05	1Q '05	Y-on-Y
Semiconductor	**4.33**	*-15%*	**5.09**	**4.48**	*-3%*
Memory	3.23	*-16%*	3.84	3.54	*-9%*
System LSI	0.49	*-13%*	0.56	0.45	*9%*
LCD	**2.68**	*-11%*	**3.01**	**1.90**	*41%*
Telecom	**4.59**	*-7%*	**4.95**	**4.84**	*-5%*
Handsets	4.39	*-6%*	4.65	4.56	*-4%*
Digital Media	**1.56**	*-1%*	**1.58**	**1.66**	*-6%*
Appliances	**0.69**	*-8%*	**0.75**	**0.79**	*-13%*
Total	**13.96**	*-10%*	**15.52**	**13.81**	*1%*

Divisional Performance – Operating Profit



2.5
2.0
1.5
1.0
0.5
0
-0.5
1.12
1.62
0.46
0.38
-0.05
-0.20
1Q '06
4Q '05

(Units : Trillion, KRW)

	1Q '06	Q-on-Q	4Q '05	1Q '05	Y-on-Y
Semiconductor	**1.12**	*-31%*	**1.62**	**1.39**	*-19%*
(Margin)	*(26%)*		*(32%)*	*(31%)*	
LCD	**0.11**	*-73%*	**0.40**	**0.02**	*367%*
(Margin)	*(4%)*		*(13%)*	*(1.2%)*	
Telecom	**0.46**	*23%*	**0.38**	**0.84**	*-45%*
(Margin)	*(10%)*		*(8%)*	*(17%)*	
Digital Media	**-0.05**		**-0.20**	**-0.04**	
(Margin)	*(-3%)*		*(-13%)*	*(-2%)*	
Appliances	**-0.02**		**-0.06**	**-0.01**	
(Margin)	*(-3%)*		*(-8%)*	*(-2%)*	
Total	**1.61**	*-24%*	**2.14**	**2.15**	*-25%*
(Margin)	*(12%)*		*(14%)*	*(16%)*	

Semiconductor | LCD | Telecom | Digital Media | Appliances

Semiconductor

Q1 Results Analysis

Sales (Unit: Trillion, KRW)



6
3
0
5.09
-15%
4.33
Memory
-16%
Q4 '05
Q1'06
Memory
SysLSI
Others

DDR2 Portion of DRAM

Q4'05	Q1'06	Q2	Q3	Q4
28%	30%	50%	55%	60%

Over 4Gb Portion of NAND

Q4'05	Q1'06	Q2	Q3	Q4
55%	65%	75%	85%	90%

(Source : Samsung Electronics, April 2006)

Memory

- **DRAM : Profitability improvement through DDR2 price increase**
  - Blended ASP : Low $7 (512M equiv.), 1% decline QoQ
    - Stable overall DRAM price amid shortage of DDR2 for major PC OEMs
    - Continued growth of premium products (Graphic, Mobile, etc)
  - Bit Growth : 2% decline QoQ
    - Conversion from DDR1 to DDR2
    - Increased production of premium products with chip size penalty (Graphic, Mobile, etc)
- **NAND : Increased sales of high density products via lower price due to seasonality**
  - Blended ASP : High $7 (2Gb equiv.), 25% decline QoQ
    - Slower demands for Cards, MP3Ps
  - Bit Growth : 17% increase
    - Higher density adoption (37% increase in 4Gb sales)

System LSI

- **DDI : Reduced profitability from seasonal slowness and LCD panel price drop**

TFT-LCD

Q1 Results Analysis

Large Panel Shipment
(Unit : Million)


15
12
9
6
3
0
12.8
4%↓
12.4
2.1
2.1
TV
4.7
4.3
Notebook
6.1
6.0
Monitor
Q4 '05
Q1 '06

TV Shipment Size Breakdown


100%
80%
60%
40%
20%
0%
12%
5%
27%
25%
~ 19"
20"~29"
36%
40%
30"~39"
25%
30%
40" ~
Q4 '05
Q1 '06

Large Panels

- **Panel Shipment (4%↓ QoQ): In the midst of slow seasonal IT demand, strong surge in 40" & above panel shipment resulted in a smaller quarterly shipment decline**
  - Monitors (2%↓): Reduced the volume of 17" and continued to drive panel size growth
    → 17": 3.4 mn (12%↓ QoQ) / 20" & above: 0.5 mn (7%↑ QoQ)
  - Note PCs (7%↓): Minimized the price decline triggered by weaker demand with more aggressive shipment of Wide panels
    → Wide Panels: 2.8 mn (5%↑ QoQ)
  - TVs (1%↓): Increased 40" & above panel market size
    → 40" & above Shipment: 0.6 mn (20%↑ QoQ)
- **Panel Price (QoQ) : Higher than expected IT panel price declines due to the supply & demand imbalance**
  - Monitors (19") : Q4 '05 $210 → Q1 '06 $180 (14%↓)
  - Note PCs (15.4"W) : Q4 '05 $160 → Q1 '06 $140 (13%↓)
  - TVs (40") : Q4 '05 $935 → Q1 '06 $875 (6%↓)

Small/Mid Panels

- **Panel Shipment (11%↑): Q4 '05 19.2 mn → Q1 '06 21.3 mn**

Telecommunication

Q1 Results Analysis

Sales


(Unit : Trillion, KRW)
5
4
3
2
1
4.95
4.59
(Q-on-Q)
HHP
6%↓
Network
34%↓
Q4 '05
Q1 '06

Shipment by Region


(Unit : Million)
30
25
20
15
10
5
0
27.2
29.0
25%
26%
Asia
Europe
40%
38%
Americas
Korea
29%
29%
6%
7%
Q4 '05
Q1 '06

Handsets

- **Handset shipment of 29mn units (7%↑ QoQ, 19%↑ YoY)**
  - Export : QoQ increase in most regions despite weak seasonality (6%↑ QoQ)
  - Domestic : Significant increase due to resumption of subsidy (18%↑ QoQ)
- **ASP decrease in both domestic and overseas market**
  - Export : $184(Q4) → $171(Q1), 7%↓
    → Price adjustment on existing models and shipment increase in Latin America and Asia
  - Domestic : KRW 325K(Q4) → KRW 314K(Q1), 3%↓
    → Increase of mid-end products sales during back-to-school seasons

Network

- **Revenue declined due to sluggishness of CDMA market**

Digital Media & Digital Appliance

Revenue (DM)



(Unit: Trillion KRW)
2
1
0
1.58
1%↓
1.56
37%
12%
18%
14%
19%
35%
12%
19%
10%
23%
Q4 '05
Q1 '06
TV
Monitor
Printer
A/V
PC

Revenue (DA)



(Unit: Trillion KRW)
1
0.5
0
0.75
8%↓
0.69
Q4 '05
Q1 '06

Q1 Results Analysis

Digital Media

※ *Unit figures : Including overseas sales*

- **Increased premium TV sales due to Olympics and Worldcup**
  - 40"+ portion out of LCD TVs : '05.Q4 9% → '06.Q1 14%
  - 42"+ portion out of PDP TVs(HD) : '05.Q4 36% → '06.Q1 49%
  - ※ [U.S.] #1 M/S in 30~39" LCD TVs ('05.12 10% → '06.2 16%)
    #2 M/S in 40"+ LCD TVs ('05.12 26% → '06.2 38%)
- **Strong sales of IT products (PC, Printer) in domestic market due to back-to-school demand**
  - QoQ shipment growth : PC 7% ↑, Printer 5% ↑

Digital Appliance

- **Decrease in sales due to seasonality**
  - partially offset by the increase of A/C sales
- **Improved profitability via cost reduction and higher premium products sales**
  - premium product portion in volume : '05.4Q 59% → '06.1Q 61%

Financial Position

(Units : Trillion, KRW)

Assets



50
40
30
20
10
43.8
7.4
4.5
19.7
12.2
50.5
6.9
4.4
24.7
14.5
51.4
6.4
4.5
25.6
14.9
Cash*
A/R & Inventories
PP & E
Other Assets
'04
'05
1Q '06

Liabilities & Equity



50
40
30
20
10
0.1
9.3
34.4
0.1
10.7
39.7
0.1
10.5
40.8
Debt
Other Liabilities
Shareholders' Equity
'04
'05
1Q '06

Key Ratios

	'04	'05	1Q '06
Debt / Equity	0.3 %	0.3 %	0.2 %
Net Debt / Equity	-21.3 %	-17.1 %	-15.5 %
Return on Equity	33.8 %	20.6 %	18.7 %
Return on Asset	26.0 %	16.2 %	14.8 %

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow

1Q'06



Operation
2.39
Net Cash
Decrease
0.46
Investment
2.18
Finance
0.67
Cash Inflow
Cash Outflow

Unit: Trillion, KRW

	1Q '06	4Q '05
Cash* (Beginning of period)	**6.87**	**4.79**
Cash flow from Operation	**2.39**	**4.28**
Net profit	*1.88*	*2.56*
Depreciation	*1.28*	*1.31*
Income (Loss) from equity method	*-0.41*	*-0.47*
Increase (Decrease) in working capital, etc.	*-0.36*	*0.88*
Cash flow from Investment	**-2.18**	**- 2.43**
CAPEX	*-2.28*	*- 2.58*
Cash flow from Finance	**-0.67**	**0.24**
Dividend	*-0.76*	-
Decrease of short-term borrowings	-	-
Repurchase of shares	-	-
Proceeds from sales of shares under stock option plan	*0.09*	*0.24*
Net increase in cash	**-0.46**	**2.08**
Cash* (End of period)	**6.41**	**6.87**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Business Outlook

Semiconductor

Business Outlook

NAND Demand & Supply


(Unit : Demand/supply, %)
5%
0%
-5%
'05
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
'06

Flash Card Density


1.5GB
1GB
500MB
05
06
07

(Source : Samsung Electronics, April 2006)

Memory

- **'06 DRAM Demand & Supply : Expect a balance due to supply constraints**
  - Demand 45% increase YoY, Supply 44% increase YoY
  - Better than expected ASP trend(initial ASP decline expection:32%→24%, YoY)
- **Q2 DRAM Demand : Strong demand from DDR2 & specialty products**
  - Increase in higher density memory adoption on new note PCs based on dual core technology
  - Increase sales of high profitable Graphic, Mobile for game, digital consumer products
- **'06 NAND Demand & Supply : Expect slight shortage (0.5%)**
  - Launch of high density (6GB,8GB) based PMPs and MP3Ps
  - Strong demands of MCP for Mobile to continue
- **Q2 NAND Demand : Demand recovery from sharp price drop during Q1**
  - High density (over 1GB) card demands increase
  - Expect increase in pull-in demands for introduction of new convergence products in 2nd half (i.e. Game, Video)

System LSI

- **Sales recovery from Mobile Solution**
  - Sales improvement of CMOS image sensors and chip cards

TFT-LCD

Business Outlook

'06 Market Size Outlook


(Unit: Million)
300
250
200
150
100
50
0
256
2%↑
260
40
75
133
44
75
133
Others
TV
Notebook
Monitor
'06 (Old)
'06 (New)

Large Panel Shipment


[Unit: Million]
18
15
12
9
6
3
0
12%↑
12.3
13.8
TV
Notebook
Monitor
'06 Q1
Q2 (F)

Market

- **Revised up the annual global market size of large panels by 4 million units due to a strong LCD TV panel demand**
  - Increased market size for 40" & above (5.4 mn → 6.9 mn, 28%↑)
    - → Greater availability of larger TVs in terms of brands, prices, & performances
    - → New model launches and aggressive WorldCup marketing by global TV makers.
- **Panel prices are expected to stabilize in Q2 but slightly greater than 10~15% annual price decline is possible**

Samsung

- **Panel shipment will show strong growth with prices stabilizing**
  - Large panel: 13.8mn (12%↑QoQ) / Small & Mid: 24.7mn (16%↑QoQ)
    - → Monitors (6%↑) / Note PCs (10%↑) / TVs (29%↑)
- **Business focus of Q2 '06**
  - Greater market dominance and improved profitability in larger TV panels through a successful ramp-up of 7-2 line (Ph.1 : 45K/M)
  - Faster production transition to 20" & above & Wide panels (20%↑ QoQ)

Telecommunication

Business Outlook

Market



[ ] Market
Samsung
517M
660M
805M
910M
56M
86M
102M
115M
2003
2004
2005
2006

- **'06 Global handset demand : 910M (13%↑ Y-on-Y)**
  - Demand growth continues in emerging market (Middle East & Asia) despite slowed growth of replacement demand in developed countries
- **Continued growth of 3G : 45M ('05) → 92M ('06)**
  - Expansion of 3G services in developed market by major carriers

Samsung

[Q2 Outlook]

- **Expect slight increase of shipment driven by various new high-end products**
  - Export : Expand slim design phones with higher features such as 2 mega pixel camera (more than 5 models)
  - Domestic : Demand increase for high-end products due to subsidy offerings by carriers
- **Emphasize on differentiated 3G handsets with various form factors and technical competitiveness**
  - Roll-out of HSDPA phones
  - Aggressive launches of new 3G phones with higher features (Slim design, 2~3 mega pixel camera)

Digital Media & Digital Appliance

Digital Media Business Outlook

- **Growth of flat panel TV demand : '05 27M units → '06 52M units**
  - expect demand growth due to Worldcup event and price decline, despite traditional low demand in 2Q (flat panel TV demand : '06.1Q 10M units → '06.2Q 11M Units)
- **Color printer and multi-function products to lead demand growth in 2006**
  - Color laser printers : '05 3.9M → '06 4.9M units (26% ↑)
  - Multi-functional products : '05 6.7M → '06 7.4M units (11%↑)
- **Launch BluRay Disc. Player from 2nd Quarter**
  - the first in industry (June '06)

Flat Panel TV Market Forecast



LCD-TV
PDP-TV
FPTV Ratio
Unit (M)
14%
27%
38%
27
6
21
52
10
42
75
14
61
'05
'06
'07

(source: DisplaySearch,'06)

Digital Appliance Business Outlook

- **Market growth expected from premium products**
  - Total market 4%↑, premium product 6%↑
- **Q2 : higher revenue from A/C sales**

Premium Products : System A/C, Drum W/M, Side by Side Refrigerator

Appliance Market Forecast



Total
Premium
Unit (M)
206
78
213
83
'05
'06

Appendix 1: Capital Expenditures

(Units : Trillion, KRW)

	'06 Plan	1Q **(Actual)**	*(%)*	'05 Actual
Semiconductor	**5.63**	**1.71**	*(30%)*	**6.33**
Memory	4.58	1.63	*(36%)*	5.29
System LSI	0.98	0.07	*(7%)*	0.99
LCD	**2.37**	**0.35**	*(15%)*	**2.87**
Telecommunication	**0.54**	**0.06**	*(11%)*	**0.27**
Digital Media & Others	**0.69**	**0.16**	*(23%)*	**0.57**
Total	**9.23**	**2.28**	*(25%)*	**10.04**

Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	1Q '06 (A)	4Q '05 (B)	1Q '05 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	138,470	142,233	125,352	-3,763	13,118
- Cash & Cash Equivalents	43,300	49,515	42,574	-6,215	726
- Marketable Securities	20,820	19,171	15,838	1,649	4,982
- A/R	14,666	14,969	14,708	-303	-42
- Inventories	30,406	29,094	28,911	1,312	1,495
Fixed Assets	372,440	360,463	317,750	11,977	54,690
- Investment	111,315	109,303	96,113	2,012	15,202
- PPE	256,365	246,502	217,438	9,863	38,927
- Intangible Assets	4,760	4,658	4,199	102	561
Leased Assets	2,668	2,692	3,138	-24	-470
Total assets	513,578	505,388	446,241	8,190	67,337
Liabilities	105,738	108,822	94,279	-3,084	11,459
- Debts	919	956	966	-37	-47
- A/P	21,362	18,672	19,785	2,690	1,577
- Accrued Expenses	45,575	54,242	42,148	-8,667	3,427
- Income tax payable	7,399	7,899	11,775	-500	-4,376
Shareholders' Equity	407,840	396,566	351,962	11,274	55,878
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus*	13,934	13,932	29,979	2	-16,045
- Retained Earnings	384,930	373,659	313,007	11,271	71,923
Total Liabilities & Shareholders' Equity	513,578	505,388	446,241	8,190	67,337

* Including Capital Adjustments

Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	1Q '06 (A)		4Q '05 (B)		1Q '05 (C)		Q-on-Q	Y-on-Y
		%		%		%	(A - B)	(A - C)
Sales	139,593	100%	155,195	100%	138,122	100%	-15,602	1,471
- Domestic	25,619	18.4%	25,760	16.6%	24,485	17.7%	-141	1,134
- Export	113,974	81.6%	129,435	83.4%	113,637	82.3%	-15,461	337
Cost of Sales	101,783	72.9%	106,121	68.4%	96,759	70.1%	-4,338	5,024
Gross Profit	37,810	27.1%	49,074	31.6%	41,363	29.9%	-11,264	-3,553
SG&A	21,670	15.5%	27,723	17.9%	19,864	14.4%	-6,053	1,806
- Wages & Fee	3,685	2.6%	4,068	2.6%	3,682	2.7%	-383	3
- Marketing Expenses	3,355	2.4%	7,702	5.0%	2,730	2.0%	-4,347	625
- Royalty Expenses	1,616	1.2%	1,709	1.1%	1,395	1.0%	-93	221
- R&D Expenses	8,047	5.8%	7,972	5.1%	7,251	5.2%	75	796
Operating Profits	16,140	11.6%	21,351	13.8%	21,499	15.6%	-5,211	-5,359
Non OP Income & Expenses	6,097	4.4%	7,598	4.9%	-1,932	-1.4%	-1,501	8,029
- F/X Gain (or Loss)	89	0.1%	696	0.4%	-158	-0.1%	-607	247
- Gain (or Loss) on Foreign Currency translation	630	0.5%	-62	0.0%	765	0.6%	692	-135
- Gain (or Loss) on Equity Investment	4,081	2.9%	4,735	3.1%	-4,191	-3.0%	-654	8,272
Ordinary Profits	22,237	15.9%	28,950	18.7%	19,568	14.2%	-6,713	2,669
Income before Income taxes	22,237	15.9%	28,950	18.7%	19,568	14.2%	-6,713	2,669
- Income taxes	3,392	2.4%	3,316	2.1%	4,584	3.3%	76	-1,192
Net Income	18,845	13.5%	25,634	16.5%	14,984	10.8%	-6,789	3,861

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

SEC MAIL RECEIVED
APR 1 7 2006
WASH. D.C. 185 SEC

April 14, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Share Buyback) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG ELECTRONICS

April 14, 2006

Share Buyback

On April 14, 2006, the BOD of Samsung Electronics authorized a share buyback.

▫ **Details**

1. The number of shares to be repurchased is as follows:
   - 2,600,000 common shares
   - 400,000 preferred shares

2. The expected buyback amount is about KRW 1.66 trillion for common shares and KRW 199.4 billion for preferred shares.

   ※ The actual buyback amount is subject to change, based on the price at the time of the repurchase.

3. Buyback period: April 18, 2006 to July 17, 2006

4. The planned buyback aims to stabilize stock prices.

5. Samsung Electronics will buy back shares through Samsung Securities, Daehan Investment & Securities, Korea Investment & Securities, Prudential Investment & Securities, and Mirae Asset Securities.

6. Samsung Electronics will finance the buyback with cash on hand.

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

April 14, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Samsung Austin Semiconductor' Construction of Fabrication Line in the U.S.) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

April 14, 2006

Samsung Austin Semiconductor' Construction of Fabrication Line in the U.S.

On April 14, 2006, the BOD of Samsung Electronics authorized Samsung Austin Semiconductor L.L.C (SAS) to set up a new 300mm fabrication line in the U.S.

A total of USD 220 million will be invested in the project for the year 2006.